Exhibit 2.1

RECAPITALIZATION AGREEMENT

AND PLAN OF MERGER

By and between

LEINER HEALTH PRODUCTS INC.

AND

LEINER MERGER CORPORATION

Dated as of April 15, 2004

i

2.20	Affiliate Transactions	23
2.21	Employees, Labor Matters, etc.	23
2.22	Assets	23
2.23	Accounts Receivable	23
2.24	Product Liability	24

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LEINER MERGER CORP.

3.1	Organization	24
3.2	Authorization; Validity of Agreement	24
3.3	Conflicts, Consents	25
3.4	Capitalization	25
3.5	Litigation	25
3.6	Financing Commitments	26
3.7	Brokers	26
3.8	Formation of Leiner Merger Corp.; No Prior Activities	26

ARTICLE IV

CERTAIN COVENANTS OF THE COMPANY

4.1	Conduct of Business	26
4.2	Access and Information	29
4.3	Subsequent Financial Statements and Reports	30
4.4	Employee Benefits	30
4.5	Directors’ and Officers’ Insurance	30
4.6	Supplemental Mailings to Stockholders	32
4.7	Escrow Account	32

ARTICLE V

COVENANTS OF THE COMPANY AND LEINER MERGER CORP.

5.1	Further Actions	32
5.2	Further Assurances	33
5.3	Public Announcements	33
5.4	Purchasers Consent	33
5.5	Contact with Customers and Suppliers, etc.	33
5.6	Third Party Proposals	34
5.7	Termination of Affiliate Arrangements	34
5.8	Repayment of Indebtedness	34

5.9	Payment of Accrued Management Bonuses	35
5.10	Financing	35
5.11	New Stockholders Agreement	35

ARTICLE VI

CONDITIONS PRECEDENT

6.1	Conditions to Closing	35

ARTICLE VII

TERMINATION

7.1	Termination	39
7.2	Effect of Termination	40

ARTICLE VIII

NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.1	No Survival of Representations and Warranties	40

ARTICLE IX

MISCELLANEOUS

9.1	Fees and Expenses	40
9.2	Severability	41
9.3	Specific Enforcement	41
9.4	Entire Agreement	41
9.5	Counterparts	41
9.6	Notices	41
9.7	Amendments; Waivers, etc.	43
9.8	Successors and Assigns	43
9.9	Transfer of the Shares, etc.	43
9.10	Governing Law, etc.	44
9.11	Headings	45

ARTICLE X

INTERPRETATION; DEFINITIONS

10.1	Interpretation	45
10.2	Definitions	45

Schedules

2.1	Organization
2.4(a)	Conflicts
2.4(b)	Consents
2.5(a)	Capital Stock
2.5(b)	Options, etc.
2.6	Capitalization of the Company’s Subsidiaries
2.8	Liabilities
2.9	Absence of Changes
2.10	Employee Benefit Plans; ERISA
2.11(a)	Litigation
2.11(b)	Compliance with Laws
2.13	Intellectual Property
2.13(a)	Certain Intellectual Property Liens
2.13(b)	Infringement of Intellectual Property
2.14	Specified Contracts
2.15(a)	Material Tax Returns
2.15(b)	Taxes Not Duly and Timely Withheld or Timely Paid
2.15(c)	Material Outstanding Tax Claim
2.15(d)	Statute of Limitations
2.15(e)	Tax Sharing
2.16	Environmental Matters
2.17(a)	Owned Real Property
2.17(b)	Leases
2.17(f)	Real Property Options
2.17(h)	Right to Use Real Property
2.19	Insurance
2.20	Affiliate Transactions
2.21	Employees, Labor Matters
2.22(a)	Liens on Assets
2.24	Products Liability
3.3(b)	Consents
4.1	Conduct of the Business
5.7	Affiliate Arrangements
5.8	Indebtedness of the Company and its Subsidiaries
5.9	Management Bonuses
6.1(b)(x)	Certain Consents
10.2(a)	Capitalized Leases
10.2(b)	Warrants

Exhibit

A	Form of New Stockholders Agreement
B	Form of Escrow Agreement

v

RECAPITALIZATION AGREEMENT AND PLAN OF MERGER

THIS RECAPITALIZATION AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of April 15, 2004, by and among Leiner Health Products Inc., a Delaware corporation (the “Company”) and Leiner Merger Corporation, a Delaware corporation (“Leiner Merger Corp.”). Capitalized terms used herein have the meanings set forth in Article X.

W I T N E S S E T H:

WHEREAS, certain stockholders of the Company have agreed to contribute shares of common stock of the Company to Leiner Merger Corp. in exchange for shares of common stock of Leiner Merger Corp. (the “Stock Contributions”) and certain purchasers (“Purchasers”) of new equity have agreed to subscribe for new equity of Leiner Merger Corp.;

WHEREAS, the Board of Directors of the Company approved and declared it advisable and in the best interests of the stockholders of the Company to recapitalize the Company and to effect the merger of Leiner Merger Corp. with and into the Company, with the Company as the surviving corporation, in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”) upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Leiner Merger Corp. approved and declared it advisable and in the best interests of the stockholders of the Leiner Merger Corp. to effect the merger of Leiner Merger Corp. with and into the Company, with the Company as the surviving corporation, in accordance with the DGCL upon the terms and subject to the conditions set forth herein; and

WHEREAS, immediately following the execution and delivery of this Agreement, a majority of the voting power represented by all outstanding shares of all classes of capital stock of the Company will execute and deliver written consents adopting this Agreement and approving the Merger (the “Leiner Consent”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein set forth, the parties agree as follows:

ARTICLE I

MERGER CORP. STOCK PURCHASE; COMPANY MERGER

1.1 Stock Purchase; Merger with the Company.

(a) Merger Corp. Stock Purchase. On the terms and subject to the conditions of this Agreement, at the Closing and prior to the Effective Time, Leiner Merger Corp. shall, in consideration for the investment by each Purchaser of the amount set forth in the subscription agreement entered into as of the date of this Agreement among Leiner Merger Corp. and each such Purchaser (the “Subscription Agreement”), issue, transfer, deliver and sell to each Purchaser, and each Purchaser shall receive from Leiner Merger Corp. (the “Stock Purchase”), such Purchaser’s portion of newly issued shares (the “Purchasers Merger Corp. Shares”) of Common Stock, par value $0.01 per share, of Leiner Merger Corp. (“Leiner Merger Corp. Common Stock”) pursuant to the terms of the Subscription Agreement.

(b) Working Capital Adjustments. On the seventh Business Day prior to the anticipated Closing Date, the Company shall deliver to Leiner Merger Corp. a certificate certified by the chief financial officer of the Company (“CFO Certificate”) setting forth the Company’s good faith estimate, as of the Closing Date, of Net Working Capital (“Estimated Net Working Capital”).

(c) Working Capital Adjustment Procedures. Upon delivery of the CFO Certificate by the Company, the Company shall provide Leiner Merger Corp. and its representatives with access to the officers, employees and books and records of the Company and each of its Subsidiaries in order to allow Leiner Merger Corp. to verify the accuracy of such Estimated Net Working Capital. Prior to the anticipated Closing Date, Leiner Merger Corp. and the Company will use their respective reasonable best efforts to mutually agree on the estimate, as of the Closing Date, of the Net Working Capital. In the event the Company and Leiner Merger Corp are unable to agree on the estimate, as of the Closing Date, of the Net Working Capital, all items in dispute will be discussed among the senior officers of the parties and their respective accounting representative. If such parties are unable to resolve the dispute, all items in dispute shall be submitted by the parties to the New York office of Deloitte & Touche LLP (the “Neutral Auditor”) at least two Business Days prior to the anticipated Closing Date. The parties shall instruct the Neutral Auditor to render its reasoned written decision as soon as practicable, but in no event later than 14 days after its engagement. The Neutral Auditor shall act as an arbitrator to determine only those items in dispute and shall determine whether the Company’s position or Leiner Merger Corp.’s position is correct with respect to the disputed items. If the parties do not engage the Neutral Auditor, the Estimated Net Working Capital shall become the Closing Net Working Capital as of the Closing Date. If the parties engage the Neutral Auditor, the Net Working Capital, as of the Closing

Date, as determined by the Neutral Auditor shall be the Closing Net Working Capital. The Closing Date will not occur until the amount of Closing Net Working Capital is finally determined pursuant to this Section 1.1(c). All fees and expenses relating to the work, if any, performed by the Neutral Auditor shall be borne by the Surviving Corporation; provided that 50% of such fees and expenses shall be treated as a Sellers’ Expense.

(d) Merger. On the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, which shall be after the consummation of the Stock Purchase and the Stock Contributions, Leiner Merger Corp. shall be merged with and into the Company and the separate corporate existence of Leiner Merger Corp. shall cease (the “Merger”). After the Merger, the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. The Merger shall have the effect as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the rights, privileges, immunities, powers and franchises of Leiner Merger Corp. shall vest in the Surviving Corporation and all restrictions, obligations, duties, debts and liabilities of the Company and Leiner Merger Corp. shall be the obligations, duties, debts and liabilities of the Surviving Corporation.

1.2 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended in the Merger on terms satisfactory to Leiner Merger Corp. and the Company and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Law.

1.3 Officers of the Surviving Corporation. From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.4 Effective Time. On the Closing Date, immediately after the consummation of the Stock Purchase and the Stock Contributions, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form and executed as provided in Section 251(c) of the DGCL. The Merger shall become effective on the date and time on which the Certificate of Merger has been duly filed with the Delaware Secretary of State, or at such later time as Leiner Merger Corp. and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”). The manner of converting or canceling shares of capital stock of the Company and Leiner Merger Corp. in the Merger shall be as set forth in Section 1.5.

1.5 Conversion or Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any holders of any shares of any class of stock of the Company or Leiner Merger Corp.:

(a) Common Stock. Each Delayed Delivery Share and each share of Common Stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock to be cancelled in accordance with Section 1.5(e), Rollover Shares and Dissenting Shares, shall automatically be converted into the right to receive, without interest, the Per Share Common Stock Merger Consideration plus a Pro Rata Interest in the Escrow Amount. Each Delayed Delivery Share and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be cancelled pursuant to Section 1.5(e) and Rollover Shares) shall automatically be cancelled and shall cease to exist and each holder of a certificate representing any such share of Company Common Stock shall cease to have any rights thereto, except the right to receive, without interest, the Per Share Common Stock Merger Consideration plus a Pro Rata Interest in the Escrow Amount upon surrender of such certificate in accordance with Section 1.8, or in the case of the holders of Dissenting Shares, the amounts to which such shares are entitled under applicable Law.

(b) Series A Preferred Stock. Each share of Series A Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive, without interest, the Per Share Series A Merger Consideration. Each share of Series A Preferred Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such share of Series A Preferred Stock shall cease to have any rights thereto, except the right to receive the Per Share Series A Merger Consideration upon the surrender of such certificate in accordance with Section 1.8 or in the case of holders of Dissenting Shares, the amounts to which such shares are entitled under applicable Law.

(c) Series B Preferred Stock. Each share of Series B Convertible Junior Preferred Stock, par value $0.01 per share, of the Company (“Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive, without interest, $1,000.00 (the “Per Share Series B Merger Consideration”). Each share of Series B Preferred Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such share of Series B Preferred Stock shall cease to have any rights thereto, except the right to receive the Per Share Series B Merger Consideration upon the surrender of such certificate in accordance with Section 1.8 or in the case of holders of Dissenting Shares, the amounts to which such shares are entitled under applicable Law.

(d) Series C Preferred Stock. Each share of Series C Preferred Stock, par value $0.01 per share, of the Company (“Series C Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive, without interest, $1,000.00 (the “Per Share Series C Merger Consideration”). Each share of Series C Preferred Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such share of Series C Preferred Stock shall cease to have any rights thereto, except the right to receive the Per Share Series C Merger Consideration upon the surrender of such certificate in accordance with Section 1.8 or in the case of holders of Dissenting Shares, the amounts to which such shares are entitled under applicable Law.

(e) Treasury Stock. Each share of Company Common Stock issued and held in the Company’s treasury or held by Leiner Merger Corp. immediately prior to the Effective Time shall be cancelled and shall automatically cease to exist and no consideration shall be delivered in exchange therefor.

(f) Leiner Merger Corp. Stock. Each share of Leiner Merger Corp. Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into and represent one share of Common Stock, par value $0.01 per share, of the Surviving Corporation (“New Common Stock”).

(g) Rollover Shares. To the extent specified prior to the Effective Time in a written amendment to any Delayed Delivery Share Award (the “Share Rollover Agreement”) between the Company and the holder of any Delayed Delivery Shares, the Delayed Delivery Shares subject to the Share Rollover Agreement (the “Rollover Shares”) shall, effective as of the Effective Time, (i) be converted into a right to receive that number of shares of New Common Stock equal to the quotient of (A) the product of the Per Share Common Stock Merger Consideration multiplied by the number of Delayed Delivery Shares subject to the Share Rollover Agreement, divided by (B) the New Common Stock Fair Market Value, and (ii) be subject to the applicable Delayed Delivery Share Award, as amended. Promptly after the Effective Time, the Surviving Corporation will deliver to each holder of Rollover Shares a notice describing the adjustments to such Rollover Share. Effective as of the Effective Time, each holder of Rollover Shares shall also receive a Pro Rata Interest in the Escrow Amount multiplied by the number of Delayed Delivery Shares subject to the Share Rollover Agreement.

1.6 Options.

(a) Management Options. Except for the Management Options specified prior to the Effective Time in a written agreement (the “Award Agreement”) between the Company and the holder of any such Management Options (collectively, “Rollover Options”), at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding Management Option (regardless of whether such option is at such time otherwise exercisable) shall be cancelled in exchange for a payment in cash (less applicable withholding taxes) of an amount (the “Option Cancellation Amount”) equal to the product of (i) the excess, if any, of the Per Share Common Stock Merger Consideration over the per share exercise price of such Management Option, multiplied by (ii) the number of shares of Company Common Stock issuable upon the exercise of such Management Option. Each Management Option that is cancelled in exchange for the Option Cancellation Amount shall also receive a Pro Rata Interest in the Escrow Amount multiplied by the number of shares of Company Common Stock issuable upon the exercise of such Management Option at the Effective Time.

(b) Effective as of the Effective Time, as set forth in any Award Agreement, (i) each Rollover Option shall be canceled in exchange for that number of shares of Delayed Delivery Shares of the Surviving Corporation, which represents the right to receive, without payment, New Common Stock upon the occurrence of certain events, equal to the quotient of the Rollover Option Value divided by the New Common Stock Fair Market Value, and (ii) such Delayed Delivery Shares shall remain subject to the terms and conditions of the Award Agreement, and (iii) promptly after the Effective Time, the Surviving Corporation will deliver to each holder of Rollover Options a notice describing the adjustments to such Rollover Option. Effective as of the Effective Time, each holder of Rollover Options shall also receive a Pro Rata Interest in the Escrow Amount multiplied by the number of shares of Company Common Stock issuable upon the exercise of such Rollover Options immediately prior to the Effective Time.

(c) Certain Actions. The Company shall take all reasonable action that may be necessary to effectuate the provisions of Sections 1.5(g) and 1.6 and to ensure that, from and after the Effective Time, holders of the Rollover Options have no rights with respect thereto other than those specifically provided in this Section 1.6.

1.7 Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the Company shall, in accordance with the terms thereof, require that each Warrant be cancelled in exchange for a payment in cash of, and converted into, an amount (the “Warrant Cancellation Amount”) equal to the product of (i) the excess, if any, of the Per Share Common Stock Merger Consideration over the per share exercise price of such Warrant, multiplied by (ii) the number of shares of Company Common Stock issuable upon the exercise of such Warrant. At the Effective Time, each

Warrant shall also receive a Pro Rata Interest in the Escrow Amount multiplied times the number of shares of Company Common Stock issuable upon the exercise of such Warrant at the Effective Time.

1.8 Paying Agent.

(a) Mailing to Stockholders. As promptly as practicable after the date hereof, the Company shall, or shall cause the Paying Agent to, mail to each holder of record of Company Common Stock and Company Preferred Stock on the applicable record date (i) the notices required in connection with the Leiner Consent and the Series A Consent by Section 228(e) of the DGCL, (ii) the notice to stockholders of their appraisal rights under Section 262 of the DGCL, (iii) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss of the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in customary form and have such other provisions as the Company may reasonably specify, (iv) instructions for effecting the surrender of such Certificates for payment and (v) an information statement describing in reasonable detail the Merger and this Agreement (the “Information Statement”). The Information Statement at the time it is mailed shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall provide drafts of the Information Statement to Leiner Merger Corp. for its review and will make such changes as Leiner Merger Corp. reasonably requires. As promptly as practicable after the date hereof, the Company shall mail to each holder of a Warrant the notice contemplated in Section 5.6 thereof.

(b) Letters of Transmittal. The letter of transmittal shall specify that prior to the Effective Time in the event of a termination of this Agreement prior to the Closing, pursuant to Section 7.1 or otherwise, the Paying Agent shall return such Certificates to the holder of record. At or after the Effective Time, upon surrender of a Certificate to the Paying Agent together with the applicable transmittal documents, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Per Share Common Stock Merger Consideration or the Per Share Preferred Stock Merger Consideration multiplied by the number of shares represented by such Certificate. In the event of a transfer of ownership of shares of Company Common Stock or Company Preferred Stock that is not registered in the transfer records of the Company, payment may be made with respect to such shares to such a transferee if the Certificate representing such shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(c) Share Transfer Books. At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of any shares of capital stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates of the Company are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in Section 1.5.

(d) Payments to Paying Agent. After the Effective Time, the Surviving Corporation shall promptly provide the Paying Agent with cash in amounts contemplated in Section 1.5 as and when such cash is needed by the Paying Agent after surrender of Certificates pursuant to a letter of transmittal.

(e) Unclaimed Merger Consideration. Six months after the Effective Time, the Surviving Corporation shall cause the Paying Agent to deliver any portion of the Merger Consideration that it holds and that remains unclaimed to the Surviving Corporation. Any holder of Company Common Stock and Company Preferred Stock immediately prior to the Effective Time who has not theretofore complied with this Section 1.8 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of any portion of the Merger Consideration that may be payable upon surrender of any Certificates such holder holds, as determined pursuant to this Agreement, as a general creditor and without any interest thereon.

(f) No Liability. None of the Company, the Surviving Corporation, the Purchasers and their Affiliates, the Paying Agent or any other person shall be liable for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Company or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation shall direct the Paying Agent to issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

1.9 Closing Payments and Exchange of Certificates.

(a) Time and Place of Closing. Unless this Agreement shall have been terminated pursuant to Section 7.1, the closing of the Stock Purchase and the Merger (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m., New York time, no later than the third Business Day after the satisfaction or waiver of all of the conditions set forth in Section 6.1 hereof (the “Closing Date”); provided that the Closing shall not occur prior to the 45th day following the date hereof unless the requisite number of each class of Company Preferred Stock shall have waived the condition relating to notice of the Merger set forth in the Certificate of Incorporation.

(b) Transactions at the Closing. At the Closing, subject to the terms and conditions of this Agreement, the following transactions shall occur:

(i) Prior to the filing of the Certificate of Merger with the Delaware Secretary of State,

(A) Leiner Merger Corp. shall deliver to each Purchaser, against receipt from such Purchaser of the amount set forth in the Subscription Agreement, a certificate representing such Purchaser’s portion of the Purchasers Merger Corp. Shares; and

(B) Pursuant to the Subscription Agreement, each Purchaser shall pay to Leiner Merger Corp., against delivery of such Purchaser’s portion of the Purchasers Merger Corp. Shares, the amount set forth in the Subscription Agreement by wire transfer of immediately available funds to an account designated at least three Business Days prior to the Closing Date by Leiner Merger Corp.;

(ii) Immediately after the consummation of the transactions contemplated in Section 1.9(b)(i) and the Stock Contributions, the Company shall cause the Certificate of Merger to be filed with the Delaware Secretary of State in the manner contemplated in Section 1.4;

(iii) Immediately after the Effective Time, the Surviving Corporation or the Paying Agent shall deliver to each holder of Company Preferred Stock who has delivered to the Paying Agent a duly executed letter of transmittal and surrendered the applicable Certificate or Certificates an aggregate amount in cash equal to the product of the number of shares represented by such Certificate or Certificates and the applicable Per Share Preferred Stock Merger Consideration by wire transfer of immediately available funds;

(iv) Immediately after the Effective Time, the Surviving Corporation or the Paying Agent shall deliver to each holder of Company Common Stock who has delivered to the Paying Agent a duly executed letter of transmittal and surrendered the applicable Certificate or Certificates, an aggregate amount in cash equal to the product of the number of shares represented by such Certificate or Certificates and the Per Share Common Stock Merger Consideration by check or wire transfer of immediately available funds; and

(v) Prior to the Effective Time, the Purchasers, the Company, holders of Rollover Options and the stockholders of the Company who have participated in the Stock Contributions shall enter into a stockholders agreement substantially in the form attached hereto as Exhibit A (the “New Stockholders Agreement”).

1.10 Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of capital stock of the Company which are held by stockholders who shall not have voted to adopt this Agreement and who have properly demanded appraisal for such shares in accordance with the provisions of Section 262 of DGCL (such stockholder, a “Dissenting Stockholder” and such shares, “Dissenting Shares”) shall not be converted into the right to receive a portion of the applicable Merger Consideration; but such shares shall be converted into the right to receive the amounts to which such shares are entitled under applicable Law unless such holder fails to perfect or withdraws or loses his, her or its right to appraisal. If, after the Effective Time, such Dissenting Stockholder fails to perfect or withdraws or loses his, her or its right to appraisal, such Dissenting Stockholder’s shares of capital stock of the Company shall no longer be considered Dissenting Shares for purposes of this Agreement and such holder’s shares of capital stock of the Company shall thereupon be deemed to have been converted as of the Effective Time into the right to receive a portion of the applicable Merger Consideration. The Company shall give Leiner Merger Corp. prompt notice of any demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to Section 262 of the DGCL and received by the Company in connection with the Merger, and Leiner Merger Corp. shall have the opportunity to direct and settle all negotiations and proceedings with respect to such demands. The Company will not, except with the prior written consent of each Purchaser, make any payment with respect to, settle or offer to settle, any such demands.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Leiner Merger Corp. as follows:

2.1 Organization. Each member of the Company Group is a corporation or other entity duly organized, validly existing, and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its incorporation or formation, and has all requisite power and authority to own, lease and operate its properties and to carry on its Business. Schedule 2.1 sets forth a complete and correct list of each member of the Company Group and its respective jurisdiction of incorporation or formation.

2.2 Qualification. Each member of the Company Group is qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect.

2.3 Authorization; Validity of Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and the New Stockholders Agreement and to perform the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the New Stockholders Agreement and the performance of the transactions contemplated hereby and thereby shall have been, or as of the Closing Date will have been, duly authorized by all requisite corporate action by the Company. This Agreement has been, and as of the Closing Date, the New Stockholders Agreement will have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Leiner Merger Corp., constitutes, and on the Closing Date the New Stockholders Agreement will be, a valid and binding obligation of the Company enforceable against it in accordance with their respective terms, subject to (i) laws of general application relating to equitable principles and (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally. The Leiner Consent and the Series A Consent are the only consents of the holders of any class or series of the Company’s capital stock necessary to adopt and approve this Agreement and the Merger.

2.4 No Conflicts; Consents and Approvals.

(a) Conflicts. Except as set forth in Schedule 2.4(a), neither the execution and delivery of this Agreement and the New Stockholders Agreement by the Company nor the performance by the Company of the transactions contemplated hereby and thereby will (i) violate any provision of the Certificate of Incorporation or by-laws of the Company, (ii) conflict with, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, modification or acceleration, or to the imposition of any Lien) under, the terms, conditions or provisions of any contract, agreement, commitment, indenture, mortgage, lease, license, pledge, note or permit to which any member of the Company Group is a party or by which any of them or any of their assets may be bound, or (iii) conflict with or violate any Laws applicable to any member of the Company Group or any of their properties or assets, except for any of the foregoing matters in clause (ii) or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Consents. Except (i) as set forth in Schedule 2.4(b) and (ii) as may be required under the HSR Act, no notice to or Consent of any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry, court, tribunal, or arbitral body or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions (a “Governmental Authority”) or any other Person is required to be obtained by any member of the Company Group in connection with the execution and delivery of this Agreement and the New Stockholders Agreement by the Company or the performance by the Company of the transactions contemplated hereby and thereby, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.5 Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 2,275,000 shares of Company Common Stock and (ii) 214,500 shares of Preferred Stock (A) of which 200,000 shares are designated as Series A Preferred Stock, (B) 7,500 shares are designated as Series B Preferred Stock, and (C) 7,000 shares are designated as Series C Preferred Stock. As of the date hereof (i) 1,139,394 shares of Company Common Stock, (ii) 200,000 shares of Series A Preferred Stock, (iii) 7,500 shares of Series B Preferred Stock and (iv) 7,000 shares of Series C Preferred Stock are outstanding. Except as set forth in Schedule 2.5(a), in the Certificate of Incorporation or in the Stockholders Agreement, there are (i) no voting trusts or other agreements or understandings to which any member of the Company Group is a party with respect to the voting of capital stock of any member of the Company Group or outstanding obligations of any member of the Company Group to repurchase, redeem or otherwise acquire any capital stock of the Company and (ii) no preemptive rights, rights of first refusal or agreements, arrangements or understandings of any kind to issue preemptive rights, rights of first refusal or other rights with respect to the issuance or sale of the capital stock of any member of the Company Group. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, validly issued, are fully paid and are nonassessable and free and clear of any preemptive rights and Liens.

(b) Other Equity Instruments, etc. As of the date hereof, Management Options to purchase 251,944 shares of Company Common Stock, Delayed Delivery Share Awards relating to the right to receive 80,715 shares of Company Common Stock and Warrants exercisable for the purchase of 305,556 shares of Company Common Stock are outstanding. Pursuant to the Delayed Delivery Share Awards, 80,715 additional shares of Company Common Stock will be issued and outstanding at the Effective Time. Schedule 2.5(b) sets forth the per share exercise prices for shares of Company Common Stock issuable under the Management Options. The per share exercise price for each share of Company Common Stock issuable under each Warrant is $236.33. Except (i) for such Delayed Delivery Share Awards, Management Options and Warrants (ii) as set forth in Schedule 2.5(b) hereto, (iii) as set forth in the Stockholders Agreement or (iv) as set forth in the Certificate of Incorporation of the Company, there are no existing stock appreciation rights, options, warrants, calls, subscriptions, “phantom rights” or other rights or other agreements or commitments obligating any member of the Company Group to issue, transfer, redeem, acquire or sell any shares of capital stock of any member of the Company Group (collectively, “Equity Rights”).

2.6 Capitalization of the Company’s Subsidiaries. Schedule 2.6 sets forth the number of authorized and outstanding shares or equity interests of each Subsidiary of the Company, the record owner of such outstanding shares or equity interests and, if applicable, the par value. All of the shares or equity interests of each Subsidiary of the Company have been duly authorized, validly issued and are fully paid and non-assessable and free and clear of preemptive rights. Except as set forth in Schedule 2.6, there are no Liens on any shares of capital stock or limited liability interests of Subsidiaries of the Company. Except for items disclosed in Section 2.5 or set forth in Schedule 2.6, the Subsidiaries of the Company have no (a) other shares or equity interests of any kind authorized or outstanding, (b) outstanding securities convertible into or exchangeable for or carrying the right to acquire any equity security of any of the Subsidiaries of the Company and (c) outstanding options, warrants or other agreements or commitments under which any of the Subsidiaries of the Company are obligated to issue any additional shares or equity interests.

2.7 Financial Statements. The Company has delivered to Leiner Merger Corp. complete copies of the audited consolidated statements of income and statements of cash flows and changes in shareholder’s equity of the Company and its Subsidiaries for the fiscal years ended March 31, 2001, March 31, 2002 and March 31, 2003 and the audited consolidated balance sheets of the Company and its Subsidiaries as at such dates, together with notes thereto (the “Audited Financial Statements”), and the unaudited consolidated statements of income and statements of cash flows of the Company and its Subsidiaries for the nine months ended December 31, 2003 and the unaudited consolidated balance sheets of the Company and its Subsidiaries as at such date (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Audited Financial Statements have been prepared in accordance with GAAP and present fairly in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations of the Company and its Subsidiaries for the periods set forth therein. The Unaudited Financial Statements (i) have been prepared in accordance with GAAP from the books and records of the Company on a basis consistent with Audited Financial Statements, and (ii) present fairly in all material respects the financial position of the Company and its Subsidiaries as of the date thereof and the results of operations of the Company and its Subsidiaries for the period then ended, except that such Unaudited Financial Statements are subject to normal end of period adjustments and do not contain footnotes.

2.8 Liabilities, etc. Each member of the Company Group has no liabilities or obligations of any nature, whether known, absolute, accrued, contingent or otherwise and whether due or to become due, except (a) as set forth in Schedule 2.8 or Schedule 2.14, (b) obligations under any Contract, (c) as and to the extent reflected, reserved against or otherwise disclosed in the Financial Statements (including the notes thereto) and (d) for liabilities and obligations that (i) were incurred after March 31, 2003 in the ordinary course of business or (ii) would not reasonably be expected to result in a Material Adverse Effect.

2.9 Absence of Changes. Since March 31, 2003, except (a) as set forth in Schedule 2.9, (b) as required herein or (c) as specifically permitted after the date hereof pursuant to Section 4.1, no event, occurrence, fact, condition, change, development or effect has occurred that has had or resulted in a Material Adverse Effect and no member of the Company Group has:

(i) purchased or redeemed any shares of its capital stock;

(ii) incurred any indebtedness for borrowed money or entered into any guaranty in excess of $500,000 in the aggregate, other than indebtedness incurred in the ordinary course of business;

(iii) mortgaged, pledged or subjected to any Lien any of its properties, rights or assets, except for Liens incurred in the ordinary course of business or Permitted Liens;

(iv) except as required by GAAP, made any material change in its accounting principles or the methods by which such principles are applied for financial reporting purposes;

(v) increased the compensation or benefits of any officer or employee, other than (A) in the ordinary course of business, (B) to comply with applicable Law or (C) as required by any applicable agreement or arrangement with any such individual;

(vi) sold, assigned, transferred, exclusively licensed or disposed or agreed to dispose of, in whole or in part, any material properties, rights or assets (other than inventory) in an aggregate amount in excess of $500,000 or acquired or agreed to acquire assets, rights or properties (other than raw materials) in an aggregate amount in excess of $1,000,000;

(vii) entered into, terminated, cancelled or materially modified any Specified Contract except in the ordinary course of business;

(viii) cancelled or forgiven any material debts or claims except in the ordinary course of business; or

(ix) declared or paid dividends on any of its capital stock except inter-company dividends and distributions.

2.10 Employee Benefit Plans; ERISA.

(a) All Benefit Plans are listed in Schedule 2.10. With respect to each Benefit Plan, the Company has made available to Leiner Merger Corp.: any written Benefit Plans, any written descriptions of oral Benefit Plans, any summary plan descriptions, any trust agreements, the three most recent annual reports, Form 5500s and actuarial valuation reports, any copies of material employee communications, and any IRS determination letters. Except as set forth in Schedule 2.10 or as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, (i) none of the Benefit Plans is a Defined Benefit Plan and no ERISA Affiliate contributes to, maintains or would reasonably be expected to have any liability under any Defined Benefit Plan, (ii) each Benefit Plan has at all times been maintained and administered in accordance with its terms and with the requirements of Law, including ERISA and the Code, and each Benefit Plan intended to qualify under Section 401(a) of the Code has at all times since its adoption been so qualified, and each trust which forms a part of any such plan has at all times since its adoption been tax-exempt under Section 501(a) of the Code, (iii) no payment or benefit under any Benefit Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested or payable by reason of any transaction contemplated under this Agreement (whether alone or in connection with any subsequent event(s)), (iv) no Benefit Plan provides any health or death benefit coverage, and neither the Company nor its Subsidiaries have any obligations to provide health or death benefit coverage, beyond the termination of an employee’s employment (other than on account of the employee’s death while employed), except as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any state laws requiring continuation of benefits coverage following termination of employment, (v) all contributions to Benefit Plans that were required to be made prior to the date hereof under such Benefit Plans have been made, and all benefits accrued prior to the date hereof under any unfunded Benefit Plan have been paid or otherwise adequately reserved in accordance with GAAP, and each member of the Company Group and each Affiliate thereof has performed all obligations required to be performed under all Benefit Plans, (vi) with respect to any Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and (vii) there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee, director or independent contractor of the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event).

(b) With respect to any Foreign Pension Plans and except as set forth on Schedule 2.10 or as would not reasonably be expected to have a Material Adverse Effect as of the date hereof, (i) all Foreign Pension Plans have been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality, and (ii) all Foreign Pension Plans that are required to be funded are fully funded, and with respect to all other Foreign Pension Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or Subsidiary entity.

2.11 Litigation; Compliance with Laws.

(a) Except as set forth in Schedule 2.11(a), as of the date hereof, there is no suit, claim, action, arbitration, proceeding or investigation pending or, to the knowledge of the Company, threatened, against any member of the Company Group or any of their properties, assets, rights or operations. Except as set forth in Schedule 2.11(a), no member of the Company Group has received any notice of any, and to the knowledge of the Company there is no, order, judgment, injunction or decree, material stipulation or settlement outstanding against any member of the Company Group. No litigation pending against any member of the Company Group has had, or is reasonably expected to have, a Material Adverse Effect.

(b) Except as set forth on Schedule 2.11(b), since January 1, 2001 each member of the Company Group has complied with, and is in compliance with, all Laws applicable to it, and no member of the Company Group has received any notice alleging noncompliance, in each case other than violations of Law that would not reasonably be expected to have a Material Adverse Effect. This Section 2.11(b) does not relate to tax matters, which are instead the subject of Section 2.15, employee benefits matters, which are instead the subject of Section 2.10, environmental matters which are instead the subject of Section 2.16 and product liability matters which are instead the subject of Section 2.24.

2.12 Permits. Each member of the Company Group has all permits, licenses, waivers and authorizations from Governmental Authorities that are necessary for it to conduct its operations in the manner in which they are presently conducted (collectively, “Permits”), other than any Permits of which the failure to have would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No event has occurred or other fact exists with respect to the Permits that allows, or after notice or lapse of time or both would allow, revocation or termination of any of the Permits or would result in any other impairment of the rights of the holder of any of the Permits that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No application, petition, objection or other pleading with any Governmental Authority that challenges or questions the validity of or any rights of the holder under any Permit is pending or, to the knowledge of the Company, threatened, except for such applications, petitions, objections or other pleadings that would not reasonably be expected to have a Material Adverse Effect. This Section 2.12 does not relate to environmental matters, which are instead the subject of Section 2.16.

2.13 Intellectual Property.

(a) Schedule 2.13 lists all material applications and registrations for trademarks, copyrights, trade names, service marks, domain names and patents owned by the Company or any of its Subsidiaries as of the date hereof. Each of the items set forth in Schedule 2.13 is owned free and clear of all Liens, except as set forth in Schedule 2.13(a) and except for Permitted Liens.

(b) The Company owns or has the right to use all of the Intellectual Property material to the Business (the “Company Intellectual Property”). Except as set forth in Schedule 2.13(b), the use of Intellectual Property owned by any member of the Company Group does not materially infringe the Intellectual Property rights of any Person. Except as set forth in Schedule 2.13(b), to the knowledge of the Company, none of the Intellectual Property owned by any member of the Company Group is being infringed by any Person in any material respects. The Company takes reasonable actions to protect and enforce the Intellectual Property owned by any member of the Company Group.

2.14 Specified Contracts. Schedule 2.14 hereto lists all Specified Contracts. “Specified Contracts” means all of the following types of Contracts to which any member of the Company Group is bound as of the date hereof (other than real property leases, which are addressed in Section 2.17):

(a) any agreement, including any employment, compensation, loan or severance arrangements, with any current stockholder, director, manager, officer, or employee or agent of any member of the Company Group;

(b) any agreement with any current consultant or advisor to any member of the Company Group calling for future payments in the aggregate in excess of $250,000, other than arrangements specified in Section 2.18;

(c) joint venture partnership agreements and similar agreements and arrangements;

(d) (i) all mortgages, indentures, notes, bonds, capitalized leases, or other agreements relating to indebtedness for borrowed money, the deferred purchase price of property or services or any financing of accounts receivable or inventory, in each case in excess of $250,000, or (ii) any letters of credit, acceptances or similar obligations in excess of $250,000 (in each case, whether incurred, assumed, guaranteed or secured by any asset) other than trade accounts payable that are incurred in the ordinary course of business;

(e) sales, distribution and marketing agreements involving in excess of $500,000 of product per year;

(f) other Contracts that are not cancelable by the Company or any of its Subsidiaries on notice of 60 or fewer days without penalty or the imposition of any further material obligations on the Company or any of its Subsidiaries and that require payment by the Company or any of its Subsidiaries after the date hereof of more than $500,000;

(g) any agreement containing a noncompetition provision restricting the Company or any of its Subsidiaries;

(h) any agreement for licensing Company Intellectual Property (other than licenses to off-the-shelf software);

(i) any agreement entered into within the twelve (12) months prior to the date of this Agreement in the nature of a settlement or a conciliation agreement arising out of any claim asserted by any person (including, without limitation, any Governmental Authority) or any other material agreement with a Governmental Authority that currently impacts the operations of the Company or any Subsidiary;

(j) all agreements relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(k) all agreements with respect to any hedging, swap, forward, future or derivative transaction or option or similar agreements involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; and

(l) all other agreements or arrangements or plans not made in the ordinary course of business that are material to the Company and its Subsidiaries, taken as a whole.

The Company has made available to Leiner Merger Corp. true and complete copies of all such Specified Contracts, including all amendments, modifications, waivers and consents applicable thereto. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Specified Contract is a valid and binding agreement of the Company or a member of the Company Group and is in full force and effect and (ii) no member of the Company Group nor, to the knowledge of the Company, any other Person is in default under any Specified Contract. Neither the Company nor any of its Subsidiaries has received written notice of cancellation or termination of any Specified Contract. Neither the Company nor any of its Subsidiaries has received any written notice from any of its top customers or suppliers (top ten customers/suppliers based on 2003 revenue) expressing any intent to terminate or modify in any material respect, the commercial relationship between such entity and the Company Group.

2.15 Taxes.

(a) Except as set forth in Schedule 2.15(a), (i) all material Tax Returns required to be filed by each member of the Company Group have been duly and timely filed and are complete and correct in all material respects, (ii) all material Taxes due and owing by any member of the Company Group have been paid, except to the extent reserved for on the Financial Statements and (iii) no member of the Company Group is currently the beneficiary of any extension of time within which to file any Tax Returns. With respect to any period or portion thereof ending on or before December 31, 2003 for which Tax Returns have not yet been filed, or for which Taxes have accrued but are not yet due and owing, the Company has made due and sufficient current accruals for such Taxes on the balance sheets contained in the Unaudited Financial Statements.

(b) Except as set forth in Schedule 2.15(b), each member of the Company Group has duly and timely withheld all material Taxes required to be withheld in connection with the business or assets of such member, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authorities or properly set aside in accounts for such purpose.

(c) Except as set forth in Schedule 2.15(c), there is no material action, suit, proceeding, investigation, audit, examination or written claim proposed or pending against or with respect to any member of the Company Group in respect of any Tax.

(d) Except as set forth in Schedule 2.15(d), no member of the Company Group has (i) waived any statute of limitations, (ii) agreed to any extension of the period for assessment or collection or (iii) executed or filed any power of attorney with respect to Taxes, which waiver, agreement or power of attorney is currently in force.

(e) Except as set forth in Schedule 2.15(e), no member of the Company Group (i) is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement entered into since June 30, 1997, or (ii) is or has been a member of any group of companies filing a consolidated, combined or unitary Tax Return since June 30, 1997, or (iii) has assumed any liability for the Taxes of any Person as a transferee or successor by contract or otherwise since June 30, 1997.

Except as set forth in Schedule 2.15(e), to the knowledge of the Company, no member of the Company Group (x) is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement entered into prior to June 30, 1997, or (y) has been a member of any group of companies filing a consolidated, combined or unitary Tax Return prior to June 30, 1997, or (z) has assumed any liability fro the Taxed of any Person as a transferee or successor by contract or otherwise prior to June 30, 1997.

(f) During the five-year period ending on the date hereof, no member of the Company Group was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g) There are no requests for rulings or determinations in respect of any Tax pending between any member of the Company Group and any Governmental Authority. No member of the Company Group has entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision that would affect Taxes of any member of the Company Group in a post-Closing Tax period or portion thereof.

(h) No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any intercompany transaction or excess loss account, (iii) installment sale or open transaction disposition made on or before the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(i) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

2.16 Environmental Matters. Except as disclosed in Schedule 2.16 or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(a) each member of the Company Group is, and at all prior times was, in compliance with all applicable Environmental Laws;

(b) each member of the Company Group is in possession of, and is, and at all prior times was, in compliance with, all Permits and Consents required pursuant to any applicable Environmental Law;

(c) no member of the Company Group has received from any Governmental Authority or any other Person any written notice of violation of, or any liability under or relating to, any applicable Environmental Law, other than such violations or liabilities that have been fully resolved;

(d) no judicial or arbitral action or proceeding or governmental or administrative action or proceeding is pending, or to the knowledge of the Company Group threatened, under or relating to any applicable Environmental Law pursuant to which any member of the Company Group has been or will be named as a party or would otherwise incur any liability;

(e) no member of the Company Group has entered into any agreement with any Governmental Authority or any other Person pursuant to which any member of the Company Group has assumed ongoing obligations under or relating to any Environmental Laws, including those to remediate contamination resulting from the release or threatened release of Hazardous Materials;

(f) Hazardous Materials have not been generated, transported, treated, stored, disposed of, arranged to be disposed of, released or threatened to be released, and are not otherwise present at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by any member of the Company Group, in violation of, or in a manner or to a location that could give rise to liability under or relating to, any Environmental Laws; and

(g) no member of the Company Group has assumed, contractually or by operation of law, any liabilities or obligations under or relating to any Environmental Laws.

Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, environmental matters shall be governed exclusively by this Section 2.16.

2.17 Real Property.

(a) Owned Real Property. Except as set forth in Schedule 2.17(a), no member of the Company Group owns any Real Property, and each member of the Company Group has good and marketable fee title to any owned Real Property free and clear of any Liens other than Permitted Liens.

(b) Leases. Schedule 2.17(b) contains a complete and correct list of all Leases setting forth the address, landlord and tenant for each Lease. The Company has made available to Leiner Merger Corp. correct and complete copies of the Leases. Except as would not reasonably be expected to have a Material Adverse Effect, each Lease is valid, binding and in full force and effect, and no written notice of default or termination under any Lease is outstanding. Except as set forth in Schedule 2.17(b), each member of the Company Group has good and valid title to the leasehold estate under its respective

Leases free and clear of any Liens other than Permitted Liens. There exists no material default or event of default (or any event that with notice or lapse of time or both would become a material default) on the part of the Company Group under any Leases.

(c) Fee and Leasehold Interests, etc. The Real Property constitutes all the fee or leasehold interests in real property held by the Company Group that is used or held for use in connection with the Business of the Company Group.

(d) No Proceedings. The Company Group has not received any written notice of any proceedings in eminent domain or other similar proceedings pending or threatened affecting any portion of the Real Property. No writ, injunction, decree, order or judgment outstanding, nor any written notice of any action, claim, suit or proceeding, pending or threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Real Property has been delivered to the Company Group.

(e) Real Property Taxes. Each parcel included in the Real Property owned by the Company Group is assessed for real estate tax purposes as a wholly independent tax lot, separate from any adjoining land or improvements not constituting a part of that parcel.

(f) No Option. Except as set forth in Schedule 2.17(f), none of the Real Property is subject to any right or option owned, held or granted by any member of the Company Group to use, purchase or lease or otherwise obtain title to, or an interest in, such Real Property.

(g) Good Repair. The buildings and other structures on the Real Property are in good and substantial repair and fit for the purposes for which they are presently used.

(h) Right to Use. Except as set forth on Schedule 2.17(h), no Person other than the members of the applicable Company Group has any right to use, occupy or lease any of the Real Property other than any right pursuant to the Permitted Liens.

2.18 Brokers. Except for Credit Suisse First Boston LLC, Merrill Lynch & Co. and NCP, whose fees will be included in the calculation of Sellers’ Expenses, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Stockholders Agreement based upon arrangements made by or on behalf of any member of the Company Group.

2.19 Insurance. Schedule 2.19 contains a complete and correct list of all insurance policies maintained (at present) by or on behalf of any member of the Company Group as of the date hereof. Such policies are in full force and effect and no notice of termination has been received by any member of the Company Group. All premiums due and payable prior to the Closing have been or will be (on or prior to the Closing Date) paid.

2.20 Affiliate Transactions. Schedule 2.20 contains a complete and correct list of all material agreements, contracts, arrangements, understandings, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which any member of the Company Group, on the one hand, and any stockholder, Affiliate or any officer or director of any member of the Company Group, on the other hand, are or have been a party or otherwise bound or affected, and that (i) are currently pending or in effect or (ii) involve continuing liabilities and obligations.

2.21 Employees, Labor Matters, etc. Except as set forth in Schedule 2.21, no member of the Company Group is a party to or bound by any collective bargaining agreement, and there are no labor unions or other organizations representing or, to the knowledge of the Company, attempting to represent any employees employed by any member of the Company Group. Since January 1, 2001, there has not occurred or, to the knowledge of the Company, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees of any member of the Company Group. Except as set forth in Schedule 2.21, there are no material labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of the Company, threatened with respect to any employee of any member of the Company Group.

2.22 Assets. Except as set forth in Schedule 2.22, each member of the Company Group owns, or otherwise has sufficient and legally enforceable rights to use, all of the material properties, assets and rights (personal, mixed or tangible) used or held for use in connection with the conduct of its Business (the “Assets”), including but not limited to all such Assets reflected in the Audited Balance Sheet or acquired since the date thereof (except as may be disposed of in the ordinary course of business after the date hereof and in accordance with this Agreement), in each case free and clear of any Lien, except Permitted Liens. All of the material tangible personal property used in the Business of the Company and its Subsidiaries is currently in good and usable condition and adequate and suitable for the purposes for which it is presently being used, subject to normal wear and tear and normal industry practice with respect to maintenance.

2.23 Accounts Receivable. The Company has made available to Leiner Merger Corp. a complete and accurate aging of all accounts receivable of each member of the Company Group as of November 30, 2003. All accounts receivable reflected on the Audited Balance Sheet or on such books have been generated in the ordinary course of business and reflect a bona fide obligation for the payment of goods or services provided by a member of the Company Group and are not subject to any set off right or arrangement.

2.24 Product Liability. Except as set forth in Schedule 2.24, no member of the Company Group has any liability or obligation of any nature (whether known or unknown, accrued, absolute, contingent or otherwise, and whether due or to become due), whether based on strict liability, negligence, breach of warranty (express or implied), breach of contract or otherwise, in respect of any product, component or other item manufactured, sold, designed or produced prior to the date hereof by, or service rendered prior to the date hereof by or on behalf of, any member of the Company Group or any predecessor thereto that (i) is not adequately covered by policies of insurance or by indemnity, contribution, cost sharing or similar agreements or arrangements by or with other Persons or (ii) is not otherwise adequately reserved against as reflected in the Financial Statements, except for any such liability or obligation that would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 2.24, there has not been any recall of any products manufactured by or on behalf of the Company or any Subsidiary since January 1, 2000. To the knowledge of the Company, there are no defects with respect to any products of the Company or any Subsidiary which could reasonably be expected to result in a recall (voluntary or involuntary) of any such products.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LEINER MERGER CORP.

Leiner Merger Corp. represents and warrants to the Company as follows:

3.1 Organization. Leiner Merger Corp. is a corporation, duly organized, validly existing and in good standing under the laws of Delaware, with all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted.

3.2 Authorization; Validity of Agreement. Leiner Merger Corp. has the requisite power and authority to execute and deliver this Agreement and to perform the transactions contemplated hereby. Upon the obtaining of the Purchasers’ Consent, the execution and delivery by Leiner Merger Corp. of this Agreement and the performance of the transactions contemplated hereby shall have been duly authorized by all requisite corporate action by Leiner Merger Corp. and its stockholders and no other action or proceeding on the part of Leiner Merger Corp. or its stockholders will be necessary to adopt and approve this Agreement and authorize the performance of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Leiner Merger Corp. and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation enforceable against Leiner Merger Corp. in accordance with its terms, subject to (i) laws of general application relating to equitable principles and (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally.

3.3 Conflicts, Consents.

(a) Conflicts. Neither the execution and delivery of this Agreement by Leiner Merger Corp., nor the performance by Leiner Merger Corp. of the transactions contemplated hereby, will (i) violate any provision of the certificate of incorporation or by-laws of Leiner Merger Corp., (ii) conflict with, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration, or to the imposition of any Lien) under the terms, conditions or provisions of any Contract to which Leiner Merger Corp. is a party or by which it or any of its assets may be bound, or (iii) conflict with or violate any Laws applicable to Leiner Merger Corp. or any of its properties or assets, except for any of the foregoing matters in clause (ii) or (iii) that would not reasonably be expected to materially impair the ability of Leiner Merger Corp. to perform its obligations hereunder.

(b) Consents. Except (i) as set forth in Schedule 3.3(b) and (ii) as may be required under the HSR Act, no Consent of any Governmental Authority or any other Person is required to be obtained by Leiner Merger Corp. in connection with the execution and delivery of this Agreement by Leiner Merger Corp. or the performance by Leiner Merger Corp. of the transactions contemplated hereby, except where the failure to do so would not reasonably be expected to materially impair the ability of Leiner Merger Corp. to perform its obligations hereunder.

3.4 Capitalization. As of the date of this Agreement, the authorized capital stock of Leiner Merger Corp. consists of 25,000 shares of Common Stock, par value $0.01 per share, 2 shares of which are issued and outstanding and owned legally and beneficially by the Purchasers. There are no Liens on any shares of capital stock of Leiner Merger Corp. Except as set forth in this Agreement or in connection with the Stock Contributions, there are (i) no voting trusts or other agreements or understandings to which Leiner Merger Corp. is a party with respect to the voting of capital stock of Leiner Merger Corp. and (ii) there are no preemptive rights, rights of first refusal or agreements, arrangements or understandings of any kind to issue preemptive rights, rights of first refusal or other rights with respect to the issuance or sale of the capital stock of Leiner Merger Corp.

3.5 Litigation. There is no suit, claim, action, arbitration, proceeding or investigation pending or, to the knowledge of Leiner Merger Corp., threatened against Leiner Merger Corp. or any of its properties, assets, rights or operations and there is no investigation pending or, to the knowledge of Leiner Merger Corp., threatened against Leiner Merger Corp., in each case, before any Governmental Authority, that would reasonably be expected to materially impair the ability of Leiner Merger Corp. to perform its obligations hereunder.

3.6 Financing Commitments. Leiner Merger Corp. has delivered to the Company a complete and correct copy of a commitment letter (the, “Financing Commitment Letter”) and the relevant portion of a fee letter from UBS Loan Finance LLC, UBS Securities LLC, Credit Suisse First Boston and Morgan Stanley Senior Funding, Inc., whereby such financial institutions have committed, upon the terms and subject to the conditions set forth therein, to provide to Leiner Merger Corp. (i) senior debt financing in an amount of up to $290 million in connection with the transactions contemplated by this Agreement, and (ii) subordinated debt or senior unsecured financing in an amount of $150 million in connection with the transactions contemplated by this Agreement. The Financing Commitment Letter is valid, binding and in full force and effect in accordance with its terms.

3.7 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement based upon arrangements made by or on behalf of Leiner Merger Corp.

3.8 Formation of Leiner Merger Corp.; No Prior Activities. Leiner Merger Corp. was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date hereof and the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby and (iii) the contribution by certain stockholders of the Company, immediately prior to the Effective Time, of certain shares of Company Common Stock owned by them in exchange for shares of Leiner Merger Corp. Common Stock, Leiner Merger Corp. has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

ARTICLE IV

CERTAIN COVENANTS OF THE COMPANY

4.1 Conduct of Business. From the date hereof to the Closing Date, except as (a) expressly required by this Agreement (b) expressly consented to by Leiner Merger Corp., or (c) set forth on Schedule 4.1, the Company will, and will cause each of its Subsidiaries to:

(i) carry on its Business in the ordinary course of business and use good faith commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and significant employees, and preserve its relationships with customers, suppliers and others having business dealings with it, to the end that its goodwill and going business shall be unimpaired following the Effective Time;

(ii) not declare dividends on, or redeem or repurchase any shares of, any class of its capital stock, increase any obligations of any member of the Company Group with respect to indebtedness outside of the ordinary course of business, repay any loans or other amounts outstanding to any of the stockholders of any member of the Company Group or any of its or their Affiliates, prepay any accounts payable other than in the ordinary course of business, delay payment of any trade payables other than in the ordinary course of business, or make any other cash payments other than in the ordinary course of business;

(iii) keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by it;

(iv) except as required by GAAP, not make any change in its accounting principles or the methods by which such principles are applied for financial reporting purposes;

(v) not sell, assign, transfer, exclusively license, dispose or agree to dispose of (in whole or in part) any material properties, rights or assets (other than inventory) in an aggregate amount in excess of $2,500,000 or acquire or agree to acquire assets, rights or properties (other than raw materials or in connection with capital expenditures) in an aggregate amount in excess of $2,500,000, except in the ordinary course of business;

(vi) not enter into, terminate, cancel or materially modify any Specified Contract except in the ordinary course of business;

(vii) not cancel or forgive any material debts or claims;

(viii) not amend (i) any material term of any outstanding security of the Company or any of its Subsidiaries or (ii) any organizational document of the Company or any of its Subsidiaries;

(ix) not issue, sell, transfer, pledge, dispose of or encumber any shares or ownership interests of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of capital stock or ownership interests of the Company or any of its Subsidiaries other than in connection with the exercise of Management Options and Warrants outstanding on the date hereof;

(x) not split, combine or reclassify the outstanding capital stock of the Company or of any of its Subsidiaries;

(xi) not incur, assume or guarantee any Indebtedness other than Indebtedness incurred in the ordinary course of business consistent with past practice and Indebtedness incurred pursuant to the Credit Agreement;

(xii) not mortgage or pledge any material assets of the Company or any of its Subsidiaries, or create or suffer to exist any material Lien thereupon (other than Liens in effect on the date hereof);

(xiii) not make any loan, advance or capital contribution to or investment in any Person;

(xiv) not merge or consolidate with, or agree to merge or consolidate with any other Person;

(xv) not acquire, sell, lease or otherwise dispose of any interest in Real Property or amend, supplement, terminate or otherwise modify in any material respect any Lease;

(xvi) except as required by applicable Law or any agreement or arrangement in effect on the date hereof and set forth in Schedule 2.10: (i) not increase the compensation or benefits of any present or former director, officer or employee of the Company or its Subsidiaries (except for compensation increases for employees in the ordinary course of business consistent with past practice), (ii) not grant any severance or termination pay or rights to such pay to any present or former director, officer or employee of the Company or its Subsidiaries, (iii) not establish, adopt, enter into, amend or terminate any Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement, (iv) not grant any equity or equity-based awards, or (v) not hire any new employees or promote any employees of the Company or its Subsidiaries except to fill vacant positions and positions up to the executive level;

(xvii) not make or change any elections with respect to Taxes, amend any Tax Return, change an annual Tax accounting period, adopt or change any Tax accounting method, enter into any closing agreement, settle any material Tax claim or assessment, or surrender any right to claim a refund of Taxes;

(xviii) not settle or compromise any material action, suit, litigation or other proceeding, whether administrative, civil or criminal, in law or in equity, or before any Governmental Authority;

(xix) not enter into any agreement with respect to any hedging, swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions;

(xx) not transfer, factor or otherwise encumber any accounts receivable;

(xxi) not exercise any efforts to sell or otherwise dispose of inventory other than in the ordinary course of business consistent with past practices;

(xxii) transfer or exclusively license any material owned Intellectual Property;

(xxiii) not issue any Equity Rights; or

(xxiv) not agree or otherwise commit to take any of the actions described in the foregoing paragraphs (i) through (xxiii).

4.2 Access and Information.

(a) Prior to the Closing, the Company will (and will cause its Representatives and Subsidiaries to) give Leiner Merger Corp. and its Affiliates, lenders and Representatives access during reasonable business hours to all of the properties, assets, books, contracts, commitments, Tax Returns, reports and records of the Company Group, and furnish to them all such documents, records and information with respect to the properties, assets and Business of any member of the Company Group as Leiner Merger Corp. and its Affiliates, lenders or Representatives shall from time to time reasonably request. Prior to the Closing, Leiner Merger Corp. agrees (and will cause its Affiliates, lenders and Representatives) to keep confidential all Confidential Information. Leiner Merger Corp. will disclose Confidential Information only to such of its Affiliates, and its and their Representatives who have a need to know such information for the purpose of evaluating the Business of the Company or any of its Subsidiaries or for the purposes of consummating the transactions contemplated by this Agreement. In the event the transactions contemplated by this Agreement are not consummated and this Agreement is terminated pursuant to Section 7.1, Leiner Merger Corp. will return all materials containing Confidential Information to the Company or will destroy such materials received by it in connection with this Agreement.

(b) For a period of seven (7) years from the Closing Date, the Surviving Corporation shall not dispose of any books, records, documents or information relating to the Business of any member of the Company Group prior to the Closing Date, without first giving notice to NCP and permitting NCP to retain or copy such books and records as it may select. Within the seven-year period, the Surviving Corporation shall permit NCP to examine and make copies of books, records, documents or information for purposes of providing NCP or any current or former stockholder of the Company with information reasonably necessary to respond to inquires from any Governmental Authority, resolve any Tax controversy or defend any litigation now pending or hereafter commenced in connection with the Company or any of its Subsidiaries or the ownership of stock in the Company by any such stockholder prior to the Merger, or to prepare income and other Tax returns. In addition, the Surviving Corporation shall make available to NCP, on a reasonable basis and as reasonably requested from time to time by such other party, those persons and documents relevant to the above-described matters for purposes of consultation and/or testimony in connection therewith.

4.3 Subsequent Financial Statements and Reports. From the date hereof to the Effective Time, the Company will (i) provide to Leiner Merger Corp. a monthly management report in scope and detail consistent with those management reports that have historically been distributed to the senior management of the Company and have previously been delivered to Leiner Merger Corp. and (ii) timely prepare, and promptly deliver to Leiner Merger Corp., monthly financial statements to be in scope and detail consistent with such monthly financial statements as historically distributed to the senior management of the Company as previously delivered to Leiner Merger Corp.

4.4 Employee Benefits. Effective as of the Closing Date and ending on the first anniversary of the Closing or such longer period as required by applicable Law, the Surviving Corporation shall provide Company Employees with (i) the same level of base salaries and opportunities for annual bonuses and severance benefits and (ii) employee benefits that are substantially comparable in the aggregate to those employee benefits (other than equity-based compensation) provided to Company Employees immediately prior to the date hereof.

4.5 Directors’ and Officers’ Insurance.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, or officer of the Company or any of its Subsidiaries (each a “Covered Party”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Covered Party is or was an officer or director of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Law. Each Covered Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten Business Days of receipt by the Surviving Corporation from the Covered Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its subsidiaries than are presently set forth in the Certificate of Incorporation and by-laws of the Company.

(c) On the Closing Date, the Company will purchase (which will not constitute a reduction in cash for purposes of calculating Net Indebtedness) one or more policies of directors’ and officers’ liability insurance with respect to claims arising from facts or events which occurred at or prior to the Effective Time (“Tail Insurance Policies”) for the benefit of the Covered Parties, with such Tail Insurance Policies providing terms and conditions for a term of up to six years from the Closing Date no less advantageous to the Covered Parties as the Company’s existing director’s and officers’ liability insurance. The parties agree that the cost of such Tail Insurance Policies shall be borne by the Surviving Corporation; provided that one-half of the cost shall be treated as a Sellers’ Expense. The Company and Leiner Merger Corp. shall coordinate the purchase of such policies.

(d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Covered Party, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 4.5 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) The covenants contained in this Section are intended to be for the benefit of, and shall be enforceable by, each of the Covered Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Covered Party is entitled, whether pursuant to law, contract or otherwise.

(f) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 4.5.

4.6 Supplemental Mailings to Stockholders. Prior to the Closing Date, the Company will use its reasonable best efforts to mail an Information Statement and the letter of transmittal and instructions contemplated in Section 1.8 to any Person who becomes a registered owner of Company Common Stock or Company Preferred Stock on the books and records of the Company after the date of the mailing to stockholders contemplated in Section 1.8. The Company shall make drafts of the Information Statement available for review by Leiner Merger Corp. and its counsel.

4.7 Escrow Account. On the Closing Date, Leiner Merger Corp. shall transfer an amount in cash equal to the Escrow Amount to an escrow account established pursuant to the Escrow Agreement substantially in the form as Exhibit B (the “Escrow Agreement”).

ARTICLE V

COVENANTS OF THE COMPANY AND LEINER MERGER CORP.

5.1 Further Actions.

(a) From the date hereof to the Closing Date, each party agrees to use its reasonable best efforts to take all actions and to do all things necessary or appropriate to consummate the transactions contemplated hereby as promptly as possible, including, without limitation: (i) filing or supplying all applications, notifications and information required to be filed or supplied by it pursuant to Law, (ii) obtaining all Consents and Governmental Approvals necessary or appropriate to be obtained by it in order to consummate transactions contemplated hereby, and (iii) coordinating and cooperating with the other parties in exchanging such information and supplying such assistance as may be reasonably requested by the other parties.

(b) In furtherance of Section 5.1(a), Leiner Merger Corp. agrees to use its commercially reasonable best efforts to obtain the financing set forth in the Financing Commitment Letter, including using its commercially reasonable best efforts to satisfy the conditions set forth in such Financing Commitment Letter; provided that Leiner Merger Corp. shall not be under any obligation to be capitalized with equity in excess of $263 million. The parties agree that the Leiner Merger Corp. shall not be deemed to have used such commercially reasonable best efforts if it is not willing to proceed with the financing set forth in the Financing Commitment Letter as a result of any proposed or actual changes or modifications in the terms of such financing pursuant to the “market flex” options set forth in the Financing Commitment Letter.

(c) At all times prior to the Closing, each party shall promptly notify the other parties in writing of any fact, condition, event or occurrence that will or is reasonably likely to result in the failure of any of the conditions contained in Article VI to be satisfied.

(d) Each of the Company and Leiner Merger Corp. shall, as soon as practicable, file (or cause its respective “ultimate parent entity” within the meaning of the HSR Act to file) Notification and Report Forms under the HSR Act with the Federal Trade Commission and Antitrust Division of the Department of Justice and thereafter make any other required submissions under the HSR Act, and use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective transactions contemplated hereby, including, without limitation, taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or jurisdiction or any other person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby.

5.2 Further Assurances. Following the Closing Date, each party shall execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by another party hereto, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby.

5.3 Public Announcements. Prior to the Closing, except as required by applicable Law, no party shall, or permit its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto.

5.4 Purchasers Consent. Immediately following the execution of this Agreement, the stockholders of Leiner Merger Corp. shall execute and deliver a written consent adopting this Agreement and approving the Merger (the “Purchasers Consent”) to Leiner Merger Corp. and provide a copy of such Purchasers Consent to the Company.

5.5 Contact with Customers and Suppliers, etc. From the date of execution of this Agreement, Leiner Merger Corp. (and all of the agents and Affiliates thereof and any employees, directors and officers thereof) shall contact and communicate with the employees, consultants, sponsors, endorsers, customers, suppliers, distributors and licensors of the Company and its Subsidiaries in connection with the transactions contemplated hereby only with the prior written consent of the Company, which consent may be conditioned upon an officer of the Company being present at any such meeting or conference.

5.6 Third Party Proposals. From the date hereof until the earlier of (a) the termination of this Agreement or (b) the Effective Time, the Company shall not, and shall cause each Subsidiary and the officers, employees, agents, representatives and Affiliates of the Company or its Subsidiaries not to, (i) initiate, solicit or encourage, directly or indirectly, any inquiries, discussions, offers or proposals, (ii) continue, propose or enter into any discussions or negotiations looking toward, (iii) consider any proposal for, or (iv) enter into any agreement or understanding (each of (i)—(iv), an “Acquisition Proposal”) with respect to any acquisition or purchase, whether by merger or otherwise, of a material portion of the consolidated assets (other than sales of inventory in the ordinary course) of, or of 10% or more of the voting equity interests in, the Company (a “Third Party Acquisition”) other than as contemplated by this Agreement, or enter into any agreement, arrangement or understanding requiring it to abandon or terminate the transactions contemplated by this Agreement, nor shall such Persons provide any information to any Person (other than Leiner Merger Corp. and its Representatives) for the purpose of evaluating or determining whether to make or pursue any inquiries or proposals with respect to any such transactions. The Company shall notify Purchasers immediately if any Acquisition Proposal is received by the Company or any Subsidiary, or of which the Company, any Subsidiaries or any of their respective Affiliates becomes aware, and communicate to Purchasers the terms of any such Acquisition Proposal. The Company and its Subsidiaries shall, and the Company shall cause their respective Representatives and Affiliates to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted prior to the date hereof with respect to any Acquisition Proposal. The Company represents on its behalf and on behalf of its Affiliates, that it is not party to or bound by any agreement with respect to an Acquisition Proposal other than under this Agreement.

5.7 Termination of Affiliate Arrangements. All agreements between the Company and its Affiliates (other than its Subsidiaries) listed on Schedule 5.7 (including the Stockholders Agreement), shall be terminated as of the Closing Date, and all obligations and liabilities thereunder shall be canceled without payment or any further liability on the part of the Company or any of its Subsidiaries.

5.8 Repayment of Indebtedness. The Company shall repay as of the Closing Date (following the Merger) all Indebtedness (including the financial hedging arrangements but excluding the IRBs, items (vii) and (viii) under subsection (a)(1) of Schedule 2.14, item d(4) on Schedule 2.14 and capitalized lease obligations) of the Company and its Subsidiaries, including but not limited to the Indebtedness set forth on Schedule 5.8.

5.9 Payment of Accrued Management Bonuses. The $3,097,282 of accrued management bonuses set forth on Schedule 5.9 shall be paid by the Company by May 15, 2004. To the extent such payment is not made or the Closing occurs prior to such payment, the amount of such management bonuses which has not yet been paid shall be treated as a Sellers’ Expense.

5.10 Financing. The Company shall, and shall cause its Subsidiaries and their respective officers and directors to, reasonably cooperate in connection with obtaining the financing necessary to consummate the transactions contemplated hereby (the “Financing”), including by (i) providing reasonable assistance in preparation of confidential information memoranda and other materials to be used in connection with obtaining the Financing (including such assistance as described in the Financing Commitment Letter), (ii) providing reasonable assistance in the preparation for, and participating in, meetings, due diligence sessions, road shows and similar presentations to and with, among others, prospective lenders, investors and rating agencies (including such assistance as described in the Financing Commitment Letter) and (iii) providing the financial information reasonably necessary for the satisfaction of the obligations and conditions set forth in the Financing Commitment Letter within the time periods required thereby in order to permit a Closing Date on or prior to the Termination Date.

5.11 New Stockholders Agreement. The Company shall, and Leiner Merger Cop. and the Company shall use their reasonable best efforts to, cause the Purchasers and the stockholders of the Company who have participated in the Stock Contributions, to enter into the New Stockholders Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Closing.

(a) Condition to Obligations of Each Party. The obligation of the parties to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions on or prior to the Closing Date (any or all of which may be waived, in whole or in part):

(i) No Injunction, etc. Consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited or made illegal by any Law.

(ii) Approvals. The Leiner Consent, the Series A Consent and all Governmental Approvals required to be obtained for the consummation of the transactions contemplated by this Agreement shall have been obtained and remain in full force and effect.

(iii) Financing. The financings contemplated in the Financing Commitment Letter shall have been completed and the proceeds of such financings shall be held by Leiner Merger Corp. This condition shall be deemed met if the lenders described in the letters referenced in subclauses (i) and (ii) of Section 3.6 are prepared to make the funds set forth therein available to Leiner Merger Corp. on the terms set forth in such letters.

(iv) Escrow Agreement. All parties to the Escrow Agreement shall have executed and delivered the Escrow Agreement.

(b) Conditions to Obligations of Leiner Merger Corp. The obligation of Leiner Merger Corp. to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions on or prior to the Closing Date (any or all of which may be waived, in whole or in part):

(i) Representations. The representations and warranties of the Company contained herein shall be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) at and as of the date hereof and at and as of the Closing Date with the same effect as though made on and as of such Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Leiner Merger Corp. shall have received a certificate signed by an officer of the Company to such effect dated as of the Closing Date.

(ii) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations and covenants required to be performed or complied with prior to the Closing by the Company under this Agreement and Leiner Merger Corp. shall have received a certificate signed by an officer of the Company to such effect dated as of the Closing Date.

(iii) Resignation and Appointment of New Directors. Certain members of the board of directors of the Company reasonably acceptable to Leiner Merger Corp. shall have resigned and certain persons shall have been appointed to the board of directors of the Company pursuant to the New Stockholders Agreement effective in each case as of the Effective Time, provided that if any person is unwilling to serve as a member of the board of directors of the Company, such other person or persons reasonably acceptable to Leiner Merger Corp. shall have been appointed to the board of directors of the Company.

(iv) No Material Adverse Effect. There shall not have occurred since the date hereof any condition, change or event which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(v) Closing Deliveries. Prior to or at the Closing, the Company shall have delivered the following closing documents in form and substance reasonably acceptable to Leiner Merger Corp.’s counsel:

(a) a certificate of the Secretary or Assistant Secretary of the Company, dated the Closing Date, as to the incumbency of any officer of the Company executing this Agreement or any document related thereto;

(b) a certified copy of the resolutions of the Company’s Board of Directors authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

(c) a certified copy of the Leiner Consent and the Series A Consent; and

(d) good standing certificates with respect to the Company and each of its Subsidiaries, together with certified charter documents from the secretary of state of their respective states of incorporation or formation, along with certified copies of the bylaws of the Company and each of the Subsidiaries.

(vi) Financing. Leiner Merger Corp. shall have received the proceeds of the financing arrangements contemplated by the Financing Commitment Letter or other financing on terms and conditions no less favorable to Leiner Merger Corp. than those contained in the Financing Commitment Letter.

(vii) Repayment of Debt. The Company shall have delivered simultaneously with the Closing, written evidence, satisfactory to Leiner Merger Corp., of the repayment of Indebtedness (including the financial hedging arrangements but excluding the IRBs, items (vii) and (viii) under subsection (a)(1) of Schedule 2.14, item d(4) on Schedule 2.14 and capitalized lease obligations which will remain in place) to occur immediately following the filing of the Certificate of Merger with the Delaware Secretary of State, including evidence of the cancellation of any notes evidencing such Indebtedness (other than IRBs items (vii) and (viii) under subsection (a)(1) of Schedule 2.14, item d(4) on Schedule 2.14 and capitalized lease obligations).

(viii) Termination of Affiliate Agreements. The Company shall have terminated all agreements between the Company and its Affiliates (other than its Subsidiaries) listed in Schedule 5.7 and canceled all obligations and liabilities thereunder without payment or any further liability on the part of the Company of any of its Subsidiaries.

(ix) Dissenter’s Shares. Holders of no more than 3% of the outstanding shares of the Company’s capital stock entitled to exercise appraisal, dissenters’ or similar rights under applicable Law shall have exercised, or shall have any continued right to exercise appraisal, dissenters’ or similar rights under applicable Law with respect to their shares in connection with the Merger.

(x) Certain Consents. The Company shall have received all Consents in connection with the consummation of the transactions contemplated by this Agreement for the Specified Contracts listed on Schedule 6.1(b)(x).

(c) Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment of the following conditions on or prior to the Closing Date (any or all of which may be waived, in whole or in part):

(i) Representations. The representations and warranties of Leiner Merger Corp. contained herein shall be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) at and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date), and the Company shall have received a certificate signed by an officer of Leiner Merger Corp. to such effect dated as of the Closing Date.

(ii) Performance of Obligations of Leiner Merger Corp. Leiner Merger Corp. shall have performed or complied with all obligations and covenants required to be performed or complied with prior to the Closing by it under this Agreement and the Company shall have received a certificate signed by an officer of Leiner Merger Corp. to such effect dated as of the Closing Date.

(iii) Purchasers Consent. The Purchasers Consent shall have been obtained and remain in full force and effect.

(iv) Solvency. The Board of Directors of the Company shall have received (A) an opinion from a nationally recognized valuation firm addressed to the Board of Directors of the Company or (B) sufficient evidence that it is entitled to rely on such an opinion addressed to the lenders parties to the financing documentation entered into pursuant to the Financing Commitment Letter, opining as to the solvency, immediately after giving effect to the transactions contemplated by this Agreement, of the Surviving Corporation.

(v) Closing Deliveries. Prior to or at the Closing, Leiner Merger Corp. shall have delivered the following closing documents in form and substance reasonably acceptable to the Company’s counsel:

(a) a certificate of the Secretary or Assistant Secretary of Leiner Merger Corp., dated the Closing Date, as to the incumbency of any officer of Leiner Merger Corp. executing this Agreement or any document related thereto;

(b) a certified copy of the resolutions of the Board of Directors of Leiner Merger Corp. authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

(c) a certified copy of the Purchasers Consent; and

(d) good standing certificates with respect to Leiner Merger Corp., together with certified charter documents from the secretary of state of their respective states of incorporation or formation, along with certified copies of the bylaws of Leiner Merger Corp.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to such Closing Date:

(a) by the written agreement of the parties hereto;

(b) by Leiner Merger Corp. by written notice to the Company if any of the conditions set forth in Section 6.1(a) or 6.1(b) (including with respect to any representations and warranties) shall not have been fulfilled by 5:00 p.m. New York time on July 30, 2004, unless such failure shall be due to the failure of Leiner Merger Corp. to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it on or prior to the Closing; or

(c) by the Company by written notice to Leiner Merger Corp. if any of the conditions set forth in Section 6.1(a) or 6.1(c) (including with respect to any representations and warranties) shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by 5:00 p.m. New York time on July 30, 2004, unless such failure shall be due to the failure of any member of the Company Group to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by them on or prior to the Closing.

7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 7.1, written notice thereof shall forthwith be given by the terminating party, specifying the provisions hereof pursuant to which such termination is effected, and this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party hereto, or any of its directors, officers, employees, agents, consultants, representatives, advisers, stockholders or Affiliates, except for any liability resulting from such party’s breach of this Agreement.

ARTICLE VIII

NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.1 No Survival of Representations and Warranties. The representations and warranties of the Company and Leiner Merger Corp. contained in this Agreement, or in any certificate delivered in connection with this Agreement, shall not survive the Closing, and any and all breaches of such representations and warranties shall be deemed waived as of the Closing.

ARTICLE IX

MISCELLANEOUS

9.1 Fees and Expenses.

(a) All transfer, documentary, sales, use, registration, stamp, duty, excise, stock transfer and other similar Taxes (excluding, for the avoidance of doubt, any income taxes, but including any applicable real estate transfer or gains Taxes), including any penalties, interest and additions with respect thereto, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Surviving Corporation and 50% of any such Taxes (net of any rebates, refunds or adjustments) shall be treated as

Sellers’ Expenses. All other costs, expenses and fees (including attorneys’, auditors’ and financing fees, if any, and all filing fees in connection with any filing required by the HSR Act and any other filings with Governmental Authorities required to effect the Merger, and 50% of all fees required to obtain the Consents for the Specified Contracts listed on Schedule 6.1(b)(x), but excluding Sellers’ Expenses) incurred in connection with the conducting of due diligence and the preparation, execution and delivery of this Agreement and related agreements and the consummation of the transactions contemplated hereby and thereby (“Transaction Expenses”) that are incurred by Leiner Merger Corp. and its Affiliates and the Company shall be paid by the Surviving Corporation. All Transaction Expenses and other costs and expenses incurred by the Company in connection with the auction and sale of the Company shall be deemed Sellers’ Expenses.

(b) This Section 9.1 shall survive any termination of this Agreement.

9.2 Severability. If any term, provision, covenant or restriction of this Agreement, or portion thereof, is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.3 Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof and thereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

9.4 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

9.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally, by telecopy (except for legal process) or overnight courier (with delivery confirmation) or sent by certified or registered mail, postage prepaid, if to:

the Company:

Leiner Health Products Inc.

901 East 233rd Street

Carson, California 90745-6204

Attention of: Mr. Robert M. Kaminski

Telephone: (310) 952-1339

Facsimile: (310) 952-7768

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention of: Franci Blassberg, Esq.

Facsimile: (212) 909-6836

Telephone: (212) 909-6000

if to Leiner Merger Corp.:

Leiner Merger Corporation

c/o Golden Gate Capital

One Embarcadero Center, 33rd Floor

San Francisco, CA 94111

Facsimile: (415) 627-1388

Telephone: (415) 627-1054

Attention: Jesse Rogers

with copies to:

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Facsimile: (312) 861-2200

Telephone: (312) 861-2000

Attention: Jeffrey C. Hammes P.C.

                 Stephen D. Oetgen

or to such other address or fax number as any party may, from time to time, designate in a written notice given in a like manner.

9.7 Amendments; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the parties. Any waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity. Except as specifically set forth in this Agreement, no party hereto is making any representation or warranty, express or implied, of any nature whatsoever. The Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any matter disclosed pursuant to any Schedule shall be deemed to be disclosed pursuant to any other Schedule as and to the extent that it is readily apparent on the face of such disclosure that such disclosure is applicable to such other Schedule, but such disclosure shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

9.8 Successors and Assigns. This Agreement shall not be assignable by any party hereto without the prior written consent of all of the other parties and any attempt to assign this Agreement without such consent shall be void and of no effect; provided, that Leiner Merger Corp. may assign its rights to an Affiliate provided that any such assignment shall not relieve Leiner Merger Corp. of its obligations under this Agreement. This Agreement shall inure to the benefit of, and be binding on and enforceable against, the successors and permitted assigns of the respective parties hereto. Except for the provisions of Section 4.5, which are intended for the benefit of the Covered Parties, the provisions of Section 4.2, which are intended for the benefit of NCP and the current and former stockholders of the Company and the provisions of Section 1.10, which are intended for the benefit of the Purchasers, nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties, any Affiliate of the Company, and the successors and assigns permitted by this Section 9.8 any right, remedy or claim under or by reason of this Agreement.

9.9 Transfer of the Shares, etc. Each Purchaser understands and agrees that each certificate representing shares of Leiner Merger Corp. Common Stock and each certificate representing the shares of New Common Stock (other than shares of Leiner Merger Corp. Common Stock and shares of New Common Stock that have been transferred in a transaction registered under the Securities Act or exempt from the registration requirements of the Securities Act pursuant to Rule 144 thereunder or any similar rule or regulation) shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND ARE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT. THE COMMON STOCK MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (I) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE ACT, OR (II) IN COMPLIANCE WITH RULE 144 OR (III) OTHERWISE PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT.

9.10 Governing Law, etc.

(a) THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL LAWS OF THE STATE OF NEW YORK, EXCEPT TO THE EXTENT THE LAWS OF THE STATE OF DELAWARE MANDATORILY APPLY. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT FOR NEW YORK IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY WAIVES AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION AND ENFORCEMENT HEREOF, OR ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS. EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREES, TO THE MAXIMUM EXTENT PERMITTED BY LAW, THAT THE MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.6 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY

RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(b).

(c) THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE, EXEMPLARY, LOST PROFITS, CONSEQUENTIAL OR SIMILAR DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.11 Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

ARTICLE X

INTERPRETATION; DEFINITIONS

10.1 Interpretation. The words “hereby”, “herein”, “hereof”, “hereunder” and words of similar import refer to this Agreement as a whole (including any Schedules hereto) and not merely to the specific section, paragraph or clause in which such word appears. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in Section 10.2 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

10.2 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

Acquisition Proposal: is defined in Section 5.6.

Affiliate: means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person; for purposes of this definition, “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

Aggregate Common Stock Merger Consideration: an amount equal to the difference between (i) the sum of $650 million and the Aggregate Exercise Price, and (ii) the sum of (A) the Aggregate Preferred Stock Merger Consideration, (B) the Sellers’ Expenses, (C) Net Indebtedness, (D) the Closing Net Working Capital Adjustment and (E) the Escrow Amount.

Aggregate Exercise Price: means the sum of (i) the Aggregate Management Option Exercise Price plus (ii) the Aggregate Warrant Exercise Price.

Aggregate Management Option Exercise Price: means the aggregate per share exercise price of all outstanding Management Options outstanding immediately prior to the Effective Time.

Aggregate Option Cancellation Amount: means the aggregate Option Cancellation Amount payable under Section 1.6(a).

Aggregate Preferred Stock Merger Consideration: means the sum of the Aggregate Series A Merger Consideration, the Aggregate Series B Merger Consideration and the Aggregate Series C Merger Consideration.

Aggregate Series A Merger Consideration: means an amount equal to the product of (i) Per Share Series A Merger Consideration multiplied by (ii) the number of outstanding shares of Series A Preferred Stock immediately prior to the Effective Time.

Aggregate Series B Merger Consideration: means an amount equal to the product of (i) Per Share Series B Merger Consideration multiplied by (ii) the number of outstanding shares of Series B Preferred Stock immediately prior to the Effective Time.

Aggregate Series C Merger Consideration: means an amount equal to the product of (i) Per Share Series C Merger Consideration multiplied by (ii) the number of outstanding shares of Series C Preferred Stock immediately prior to the Effective Time.

Aggregate Warrant Exercise Price: means the aggregate per share exercise price of all outstanding Warrants in respect of which a Warrant Cancellation Amount is payable pursuant to Section 1.7.

Agreement: is defined in the introductory paragraph to this Agreement.

Assets: is defined in Section 2.22.

Audited Balance Sheet: means the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2003 included in the Financial Statements.

Audited Financial Statements: is defined in Section 2.7.

Award Agreement: is defined in Section 1.6.

Benefit Plan: means any Plan (other than a Foreign Pension Plan) (A) maintained, established or to which contributions have at any time been made by any member of the Company Group (1) in effect on the date hereof, (2) under which any current or former employee, independent contractor or director of any member of the Company Group or any beneficiary thereof participates, is eligible to participate, derives a benefit or (B) pursuant to which any member of the Company Group would reasonably be expected to have any liability.

Business: means, with respect to the Company or any of its Subsidiaries, the business and operations of the Company or such Subsidiary as currently conducted.

Business Day: means any day on which banking institutions are open in the City of New York.

Cashed Out Common Shares: Delayed Delivery Shares and shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, but excluding shares of Company Common Stock (i) to be cancelled in accordance with Section 1.5(e), (ii) contributed to Leiner Merger Corp. pursuant to the Stock Contributions and (iii) that are Rollover Shares.

Certificate: means a certificate representing shares of Company Common Stock or Company Preferred Stock.

Certificate of Incorporation: means the certificate of incorporation of the Company.

Certificate of Merger: is defined in Section 1.4.

CFO Certificate: is defined in Section 1.1(b).

Closing: is defined in Section 1.9(a).

Closing Date: is defined in Section 1.9(a).

Closing Net Working Capital: means the Net Working Capital, as of the Closing Date as determined in accordance with Section 1.1(c).

Closing Net Working Capital Adjustment: means the absolute value of the difference between Closing Net Working Capital and Target Net Working Capital; provided that no adjustment shall be made to the extent that Closing Net Working Capital exceeds the Target Net Working Capital.

Code: means the Internal Revenue Code of 1986, as amended.

Common Stock Merger Consideration: means an amount equal to the product of (i) Per Share Common Stock Merger Consideration multiplied by (ii) the number of Cashed Out Common Shares.

Company: is defined in the introductory paragraph to this Agreement.

Company Common Stock: is defined in Section 1.5(a).

Company Employee: current employees of the Company or any of its Subsidiaries, including, without limitation, any employee on short-term or long-term disability leave, or other absence or leave consistent with the policies, practices and procedures of the Company Group.

Company Group: means the Company and its Subsidiaries.

Company Intellectual Property: is defined in Section 2.13(b).

Company Preferred Stock: means the Series A Preferred Stock, Series B Preferred Stock and the Series C Preferred Stock.

Company Stock: means the Company Common Stock and the Company Preferred Stock.

Confidential Information: means non-public data and information relating to this Agreement, any member of the Company Group or any of its Affiliates. Confidential Information includes, unless otherwise defined by applicable Law, information and data (including technical or non-technical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, product specifications, research activities, equipment specifications, operational methods, distributions methods, cost information, marketing studies, processes, financial data, financial plans, products plans, pricing methods, lists of actual or potential customers or suppliers, customer needs and preferences, supplier arrangements, shipping and routing procedures and schedules, computer software and identities, addresses, capabilities and performance evaluations of personnel of the Company or any of its Affiliates) that derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other Persons who can obtain economic value from their disclosure or use. Notwithstanding the foregoing, Confidential Information does not include any data or information (a) that is or becomes generally known to the public through disclosure other than by a breach of this Agreement by Leiner Merger Corp. or any of Leiner Merger Corp.’s Affiliates, Representatives, or financial institutions, (b) that becomes available to Leiner Merger Corp. on a non-confidential basis from a source other than the Company or the Company’s Affiliates, Representatives, or financial institutions, provided, that such source is not known by Leiner Merger Corp. to be bound by a confidentiality agreement or other obligation of secrecy, (c) that may be required in any report, statement or testimony required to be submitted to any Governmental Authority having or claiming to have jurisdiction over Leiner Merger Corp., or as may be otherwise required by applicable Law or applicable stock exchange listing requirements, or as may be required in response to any summons or subpoena or in connection with any litigation, except in each case to the extent eligible for special treatment under an appropriate protective order, (d) that may be required to obtain any Governmental Approval or Consent required in order to consummate the transactions contemplated by this Agreement, or (e) that may be necessary to establish Leiner Merger Corp.’s rights under this Agreement; provided, that in the case of clauses (b), (c), and (d), Leiner Merger Corp. will promptly notify the Company and, to the extent practicable, provide the Company a reasonable opportunity to prevent public disclosure of such information.

Consent: means any consent, approval, authorization, order, filing registration or qualification of or with any Person.

Contract: any agreement, contract, instrument or obligation, whether written or oral.

Costs: is defined in Section 4.5(a).

Covered Party: is defined in Section 4.5(a).

Credit Agreement: means the Second Amended and Restated Credit Agreement, dated April 19, 2002, among Leiner Health Products, LLC, Vita Health Products Inc., the Company, Various Financial Institutions, The Bank of Nova Scotia and Merrill Lynch Capital Corporation.

Defined Benefit Plan: means each Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

Delaware Secretary of State: is defined in Section 1.4.

Delayed Delivery Share Award: means the right to receive one share of Company Common Stock pursuant to a delayed delivery stock award entered into by the Company and certain members of management of Company, dated as of June 30, 1997.

Delayed Delivery Shares: means shares of Company Common Stock subject to a Delayed Delivery Share Award.

DGCL: is defined in the recitals.

Dissenting Shares: is defined in Section 1.10.

Dissenting Stockholder: is defined in Section 1.10.

Effective Time: is defined in Section 1.4.

Environmental Law: means any law, statute, regulation, rule, order, decree or other binding requirement of Law, regulating or relating to the protection of natural resources or the environment, or to the extent relating to exposure to Hazardous Materials, human health, including laws relating to the use, generation, management, handling, transport, treatment, disposal, storage, release or threatened release of Hazardous Materials.

Equity Rights: is defined in Section 2.5(b).

ERISA: means the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate: means any “person” (within the meaning of Section 3(9) of ERISA) who is, or at any time within the six-year period preceding the date hereof was, a member of a controlled group (within the meaning of Section 412(n)(6) of the Code) that includes, or at any time within the six-year period preceding the date hereof included, the Company or any of its Subsidiaries.

Escrow Agreement: is defined in Section 4.7

Escrow Amount: means $6.5 million.

Estimated Net Working Capital: is defined in Section 1.1(b).

Financing: is defined in Section 5.10.

Financing Commitment Letter: is defined in Section 3.6.

Financial Statements: is defined in Section 2.7.

Foreign Pension Plan: means any plan, fund (including, without limitation, any superannuation fund) or other similar program, other than social security or social insurance, established or maintained outside the United States of America by the Company or any one or more of its Subsidiaries primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan, fund or other similar program is not subject to ERISA or the Code.

GAAP: means generally accepted accounting principles in the United States.

Governmental Approval: means any consent, approval, authorization, waiver, permit, concession, franchise, agreement, license, exemption or order of, declaration or filing with, or report or notice to, any Governmental Authority.

Governmental Authority: is defined in Section 2.4(b).

Hazardous Materials: means any substance, material, chemical, compound, product, pollutant or contaminant that: (i) is or contains asbestos, lead, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum-derived substances or wastes, or (ii) is defined, listed or identified as a “solid waste,” “hazardous material,” “hazardous waste” or “hazardous substance” or any other term of similar impart under applicable Environmental Laws or (iii) that is otherwise regulated under Environmental Laws.

HSR Act: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

Indebtedness: means (a) all obligations for borrowed money, including any accrued interest, fees and expenses relating to any credit agreements, prepayment penalties (including under guarantees), (b) all obligations evidenced by bonds (including IRBs and their Canadian equivalent), debentures, notes or similar instruments, (c) any obligations under capitalized leases, including those capitalized leases set forth on Schedule 10.2(a) and (d) all obligations with respect to any financial hedging arrangements. For the avoidance of doubt, Indebtedness does not include: (a) accounts payable to trade creditors, and (b) accrued expenses arising in the ordinary course of business consistent with past practice.

Industries: means the vitamins, minerals, nutritional supplements and diet products industry and the over-the-counter pharmaceutical industry.

Information Statement: is defined in Section 1.8(a).

Intellectual Property: means any and all intellectual property rights, including without limitation U.S. and foreign trademarks, trade names, domain names, copyrights and service marks, including applications to register and registrations for any of the foregoing, patent applications and patent disclosures, inventions, processes, designs, formulae, trade secrets and know-how.

knowledge of the Company: means the actual knowledge after due inquiry (other than with respect to the representation set forth in Section 2.15(e), for which due inquiry shall not be required) of the following individuals: Robert M. Kaminski, Gale Bensussen, Rob Reynolds, Gerry Perez, Ivette Santiago, John Kelly, Margaret Benson, Bob La Ferriere and Ted Green.

Law: means all provisions of all (a) constitutions, treaties, statutes, laws (including the common law), codes, rules, regulations, ordinances, orders or other requirements of any Governmental Authority, (b) Governmental Approvals and (c) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority.

Leases: means the real property leases, subleases, licenses and occupancy agreements pursuant to which any member of the Company Group is the lessee, sublessee, licensee, user or occupant of real property used in or held for use in connection with its Business.

Leiner Consent: is defined in the fifth recital clause of this Agreement.

Leiner Merger Corp.: is defined in the introductory paragraph of this Agreement.

Leiner Merger Corp. Common Stock: is defined in Section 1.1(a).

Lien: means any mortgage, pledge, deed of trust, hypothecation, claim, security interest, encumbrance, burden, title, defect, title retention agreement, lease, sublease, easement, covenant, encroachment or other adverse claim.

Management Options: options to purchase specified numbers of shares of Company Common Stock issued pursuant to the Option Plan.

Material Adverse Effect: means any event, occurrence, fact, condition, change, development or effect that is materially adverse to the assets, business, financial condition or results of operations of the Company Group taken as a whole; provided, however, that events, occurrences, facts, conditions, changes, developments or effects that are generally applicable to (i) the Industries in which any member of the Company Group operates (except to the extent the Company Group is affected in a disproportionate manner as compared to other Persons operating in the Industries), (ii) economic, regulatory or political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism) financial, securities or other market conditions or prevailing interest rates (except to the extent the Company Group is affected in a disproportionate manner as compared to other Persons operating in the Industries) or (iii) changes in laws or regulations affecting the Industries in which any member of the Company Group operates (except to extent the Company Group is affected in a disproportionate manner as compared to other Persons operating in the Industries) shall be excluded from the determination of Material Adverse Effect.

Merger: is defined in Section 1.1(c).

Merger Consideration: means the Common Stock Merger Consideration, the Aggregate Series A Merger Consideration, Aggregate Series B Merger Consideration and the Aggregate Series C Merger Consideration.

NCP: means North Castle Partners, L.L.C.

Net Indebtedness: Indebtedness minus the aggregate of the book value of cash and cash equivalents of the Company at the Effective Time as determined in accordance with GAAP.

Net Working Capital: as of a specified date, means (i) net accounts receivable, net inventory and other current assets (excluding the book value of cash) less (ii) accounts payable, customer allowances, accrued expenses and current income Taxes payable; in each case, as reflected on a balance sheet of the Company prepared in accordance with GAAP on a consistently applied basis with the Company’s past practices and consistent with the preparation of the Company’s year end 2003 Financial Statements. For the avoidance of doubt, (i) Net Working Capital excludes the current portion of deferred tax assets and (ii) “accrued expenses” includes any amount unpaid related to employee incentive plans, including but not limited to, fiscal year 2004 bonuses.

Neutral Auditor: is defined in Section 1.1(c).

New Common Stock: is defined in Section 1.5(f).

New Common Stock Fair Market Value: means the quotient of the amount of the cash equity investment actually made in Leiner Merger Corp. by the Purchasers divided by the aggregate number of Purchasers Merger Corp. Shares acquired by the Purchasers for cash.

New Stockholders Agreement: is defined in Section 1.9(b).

Option Cancellation Amount: is defined in Section 1.6(a).

Option Plan: is defined in Section 1.6(b).

Paying Agent: means JP Morgan Chase.

Per Share Common Stock Merger Consideration: means an amount in dollars equal to the Aggregate Common Stock Merger Consideration divided by the sum of the total number of (i) Delayed Delivery Shares and outstanding shares of Company Common Stock immediately prior to the Effective Time (including shares of Company Common Stock contributed to Leiner Merger Corp pursuant to the Stock Contributions), (ii) shares of Company Common Stock issuable pursuant to Warrants outstanding immediately prior to the Effective Time and (iii) shares of Company Common Stock issuable pursuant to Management Options outstanding immediately prior to the Effective Time.

Per Share Preferred Stock Merger Consideration: means the Per Share Series A Merger Consideration, the Per Share Series B Merger Consideration and the Per Share Series C Merger Consideration.

Per Share Series A Merger Consideration: means $325.00, if the Effective Time occurs on or before April 19, 2004, and $350.00, if the Effective Time occurs after April 19, 2004.

Per Share Series B Merger Consideration: is defined in Section 1.5(c).

Per Share Series C Merger Consideration: is defined in Section 1.5(d).

Permits: is defined in Section 2.12.

Permitted Liens: means (i) Liens disclosed in the Financial Statements, including the notes thereto; (ii) Liens for taxes, assessments and similar charges that are not yet due or that are being contested in good faith; (iii) mechanic’s, materialmen’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or that are being contested in good faith; (iv) Liens incurred in the ordinary course of business since March 31, 2003; and (v) other Liens that would not reasonably be expected to materially adversely impact the ownership or use of such asset as owned or used by the Company Group.

Person: means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or department or agency of a government.

Plan: means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, change in control, employment, collective bargaining, phantom stock plan, practice, policy or arrangement, whether written or oral and, any leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workers’ compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind whether or not subject to ERISA (including any funding mechanism therefor).

Pro Rata Interest: means an undivided pro rata interest equal to the quotient of one divided by the sum of the total number of (i) Delayed Delivery Shares and outstanding shares of Company Common Stock immediately prior to the Effective Time (including shares of Company Common Stock contributed to Leiner Merger Corp pursuant to the Stock Contributions), (ii) shares of Company Common Stock issuable pursuant to Warrants outstanding immediately prior to the Effective Time and (iii) shares of Company Common Stock issuable pursuant to Management Options outstanding immediately prior to the Effective Time.

Proceedings: means all proceedings, auction, claims, suits, investigations and inquiries by or before any mediator, arbitrator or Governmental Authority.

Purchasers: is defined in the recitals.

Purchasers Merger Corp. Shares: is defined in Section 1.1(a).

Real Property: means all real property owned or leased by any member of the Company Group.

Representatives: means, as to any Person, its accountants, counsel, consultants (including actuarial, environmental and industry consultants), officers, directors, employees, agents and other advisors and representatives.

Rollover Option Value: means, with respect to each Rollover Option, the aggregate Option Cancellation Amount that would have been payable in respect thereof under Section 1.6(a) if such option were not a Rollover Option.

Rollover Options: is defined in Section 1.6(a).

Rollover Shares: is defined in Section 1.5(g).

Schedules: is defined in the first paragraph of Article II.

Securities Act: means the Securities Act of 1933, as amended.

Sellers’ Expenses: (i) the aggregate amount payable by the Company to each of Credit Suisse First Boston LLC, Merrill Lynch & Co., NCP, and certain other entities, which amounts and other entities shall be set forth in a statement delivered by the

Company to Leiner Merger Corp. prior to the Closing Date, (ii) those fees and expenses described as Sellers’ Expenses elsewhere in this Agreement, including Section 4.5(c), Section 5.9 and Section 9.1(a), (iii) 50% of any fees to be paid at Closing to the escrow agent pursuant to the Escrow Agreement and (iv) 50% of any fees required to obtain the Consents for the Specified Contracts listed on Schedule 6.1(b)(x).

Series A Consent: the written approval of holders representing at least 70% of the aggregate number of outstanding shares of Series A Preferred Stock of the Merger and the transactions contemplated in this Agreement.

Series A Preferred Stock: is defined in Section 1.5(b).

Series B Preferred Stock: is defined in Section 1.5(c).

Series C Preferred Stock: is defined in Section 1.5(d).

Share Rollover Agreement: is defined in Section 1.5(g).

Specified Contracts: is defined in Section 2.14.

Stock Contributions: is defined in the recitals.

Stock Purchase: is defined in Section 1.1(a).

Stockholders Agreement: means the Fourth Amended and Restated Stockholders Agreement, dated April 19, 2002, among the Company and the stockholders party thereto.

Subscription Agreement: is defined in Section 1.1(a).

Subsidiary: means each corporation or other Person in which a Person owns or controls, directly or indirectly, capital stock or other equity interests representing at least 50% of the outstanding voting stock or other equity interests.

Surviving Corporation: is defined in Section 1.1(c).

Tail Insurance Polices: is defined in Section 4.5(c).

Target Net Working Capital: means $107.0 million.

Tax: means any federal, state, provincial, local, foreign or other income, alternative minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales (including, without limitation, bulk sales), use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including, without limitation, taxes under Section 59A of the Code), real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, levy, impost, fee, duty or other governmental charge or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto, whether disputed or not) imposed by any Governmental Authority or other taxing authority.

Tax Returns: means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns, and any amendments to any of the foregoing, relating to Taxes.

Third Party Acquisition: is defined in Section 5.6.

Transaction Expenses: is defined in Section 9.1(a).

Unaudited Financial Statements: is defined in Section 2.7.

Warrant Cancellation Amount: is defined in Section 1.7.

Warrants: means all warrants to purchase shares of Company Common Stock including the warrants listed on Schedule 10.2(b).

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

LEINER HEALTH PRODUCTS INC.

By:	/S/ ROBERT M. KAMINSKI
Name:	Robert M. Kaminski
Title:	Chief Executive Officer

LEINER MERGER CORPORATION

By:	/S/ PETER J. SHABECOFF
Name:	Peter J. Shabecoff
Title:	President